SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*


                          THERMOVIEW INDUSTRIES, INC.
            -------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
            -------------------------------------------------------
                         (Title of Class of Securities)

                                  883671 50 5
            -------------------------------------------------------
                                 (CUSIP Number)

                                   12/31/2000
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed.

               [  ]    Rule 13d-1(b)
               [  ]    Rule 13d-1(c)
               [ x]    Rule 13d-1(d)


      *The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








1. NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          LD Capital, Inc.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
               (a) [ ]
               (b) [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

               Kentucky


   NUMBER OF                5.     SOLE VOTING POWER: 492,802
                                                      -------
    SHARES
 BENEFICIALLY               6.     SHARED VOTING POWER:  0
                                                         -
   OWNED BY
EACH REPORTING              7.     SOLE DISPOSITIVE POWER: 492,802
                                                           -------
  PERSON WITH
                            8.     SHARED DISPOSITIVE POWER: 0


9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              492,802 SHARES 100% OF WHICH ARE UNEXERCISED OPTIONS
              -------


10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[ ]


11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               5.99

12.     TYPE OF REPORTING PERSON

               CO







Item 1(a)  Name of Issuer: ThermoView Industries, Inc.
Item 1(b)  Address of Issuer's Principal Executive Offices:
                5611 Fern Valley Road
                Louisville, Kentucky 40228
Item 2(a)  Name of Person Filing: LD Capital, Inc.
                                  ----------------
Item 2(b)  Address of Principal Office: 133 South Third Street, Suite 402,
                                        ----------------------------------
        Louisville, KY 40202
Item 2(c)  Citizenship:  USA
Item 2(d)  Title of Class of Securities:  Common Stock
Item 2(e)  CUSIP Number: 883671 50 5
                         -----------
Item 3. If this statement is filed pursuant to ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
      (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
      (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
      (c) [ ] Insurance company as defined in section 3(a) (19) of the Act (15 U.S.C. 78c).
      (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
      (e)   [   ]   An    investment    adviser    in    accordance    with ss.
240.13d-1(b)(1)(ii)(E);
      (f) [ ] An employee benefit plan or endowment funding accordance withss. 240.13d-1(b)(1) (ii)(F);
     (     g) [ ] A parent  holding  company  or control  person in  accordance withss.240.13d-1(b)(1)(ii)(G);
     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813); (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); (j) [ ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

Item 4(a)  Amount Beneficially Owned: 492,802
                                      -------
Item 4(b)  Percent of Class: 5.9
                             ---
Item 4(c)  Number of shares as to which reporting person has:
                (i) sole power to vote or to direct the vote: 492,802
                                                              -------
                (ii) shared power to vote or to direct the vote: 0
                                                                 -
                (iii) sole power to dispose or to direct the disposition of:
        492,802
                (iv) shared power to dispose or to direct the disposition of: 0
                                                                              -
Item 5     Ownership of 5% or Less of Class:  N/A
                                              ---
Item 6     Ownership of More than 5% on Behalf of Another Person:  N/A
                                                                   ---
Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company: N/A
                                                                       ---
Item 8     Identification and Classification of Members of the Group:  N/A
                                                                       ---
Item 9     Notice of Dissolution of Group:  N/A
                                            ---
Item 10    Certification: (a) N/A   (b) N/A
 Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

_2/13/2001
Dated
/s/ Douglas I. Maxwell
President